December 23, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino, Esq.

Re:	Xerox Corporation

Registration Statement on Form S-4

Filed October 23, 2009

File No. 333-162639

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Xerox Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, so that it will become effective at 5:00 p.m. on Wednesday, December 23, 2009 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

Please contact Mario Ponce (212-455-3442) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Ponce when this request for acceleration has been granted.

XEROX CORPORATION

By:	/s/ Don H. Liu
Name:	Don H. Liu
Title:	Senior Vice President, General Counsel and Secretary